

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

June 23, 2009

VIA U.S. Mail and Facsimile (954) 556-4031

Gerard A. Herlihy
Ener1, Inc.
Chief Financial Officer
1540 Broadway, Suite 25C
New York, New York 10036

> **Re: Ener1, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 12, 2009**
> **Form 10-Q for the fiscal quarter ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 001-34050**

Dear Mr. Herlihy:

      We have reviewed your response dated June 8, 2009 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Cover Page

1.   We note your response to prior comment 1. Please ensure that in future filings, your cover page reflects your current Section 12 reporting obligation and file number corresponding to that reporting obligation.

Note 2. Significant Accounting Policies, page 45

Revenue Recognition, page 49

2.   We note your response to prior comment 5 in our letter dated May 29, 2009 and proposed disclosure. You state that you have sufficient history to determine an expected sales return allowance. We see that you began generating substantial revenue during fiscal year 2008. In that regard, please provide a more detailed discussion of how you have sufficient historical information to estimate returns under SFAS 48. Please also refer to SAB Topic 13B(5).

Item 11. Executive Compensation, page 84

Compensation of Directors, page 88

3.   We note your response to prior comment 14. In future filings, please file the agreement with Ener1 Group relating to the reimbursement of Mr. Gassenheimer's salary as an exhibit. Also, with respect to your statement that you will add disclosure in future filings that the independent board of directors approved the reimbursement of Mr. Gassenheimer's salary, please ensure that your disclosure includes a discussion of the policies and procedures used by the board in approving the reimbursement and any other related party transactions. Refer to Item 404(b) of Regulation S-K.

Exhibits 31.1 and 31.2

4.   We reference prior comment 16 in our letter dated May 29, 2009. While we see that the Exhibits 31.1 and 31.2 in your Form 10-Q for the fiscal quarter ended March 31, 2008 include the required language in paragraph 4(b), the exhibits included in your Form 10-K for the fiscal year ended December 31, 2008 omit the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting. As such, please file an abbreviated amendment to the Form 10-K that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

Gerard A. Herlihy
Ener1, Inc.
June 23, 2009
Page 3

Form 10-Q for the fiscal quarter ended March 31, 2009

Note 5. Derivative Instruments and Fair Value of Financial Instruments, page 14

5.   We see your response to prior comment 18 in our letter dated May 29, 2009.
        Please note that SFAS 161 applies to all derivative instruments, including
        embedded and bifurcated derivative instruments. Please confirm to us that, to the
        extent applicable, you will include the disclosures required by SFAS 161 in future
        filings.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a
cover letter with your response that keys your responses to our comments and provides
any requested information. You may wish to provide marked copies of your amendment
to expedite our review. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at (202) 551-3269 or Mary Beth Breslin at (202) 551-3625 if
you have any other questions.

                                        Sincerely,

                                        Brian Cascio
                                        Accounting Branch Chief